Exhibit 99.2

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ArcelorMittal is the world’s largest and most global steel producer and an important iron ore and coal producer as well, with an annual production of 90.6 million tonnes of crude steel, 49 million tonnes for iron ore and 7 million tonnes for coal in 2010. ArcelorMittal had sales of $78 billion and steel shipments of approximately 85 million tonnes for the year ended December 31, 2010. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, the second largest steel producer in the CIS and has a growing presence in Asia, particularly in China. As of December 31, 2010, ArcelorMittal had approximately 274,000 employees (including discontinued operations).

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 174 countries, including the automotive, appliance, engineering, construction and machinery industries. ArcelorMittal’s mining operations produce iron ore and coal mainly for consumption at its steel-making facilities.

Key Factors Affecting Results of Operations

The steel industry, and the iron ore and coal mining industries which provide its principal raw materials, historically been highly cyclical and are affected significantly by general economic conditions, such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the recent global economic crisis has once again demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock. The steel market began a gradual recovery in the second half of 2009 that has for the most part continued in 2010 in line with global economic activity, but real demand for steel products remains below levels prevailing before the crisis in most of the Company’s markets. Based on activity levels in late 2010 and early 2011, the recovery is expected to continue in the first half of 2011, though the scope and duration of any pick-up in activity is inherently difficult to predict and remains subject to risks.

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products, and tubular products. Prices of steel products, in general, are sensitive to changes in worldwide and local demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity. Unlike many commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact sales prices. Accordingly, there is very limited exchange trading of steel or uniform pricing. Commodity spot prices may vary, and therefore sales prices from exports fluctuate as a function of the worldwide balance of supply and demand at the time sales are made. ArcelorMittal’s sales are made pursuant to both long-term contracts and on the basis of shorter-term purchase orders. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts in order to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by market conditions.

One of the principal factors affecting operating profitability is the relationship between raw material prices and steel selling prices. The relationship is linear in one respect, as profitability will depend on the extent to which changes in raw material prices are passed through to steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods steel selling prices have tended to react quickly to rises in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices. With respect to (b), in several of ArcelorMittal’s segments, in particular Flat Carbon Americas, Flat Carbon Europe and Long Carbon Americas and Europe, there is a relatively long period of time (several months) between raw material purchases and sales of steel products incorporating those materials (average cost basis). This lag exposes the segment’s margins to changes in steel selling prices in the interim.

Given this overall dynamic, the Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have themselves become more volatile since the iron ore industry moved in 2010 away from annual benchmark pricing to quarterly pricing. In the second half of 2009 and the first half of 2010, steel selling prices followed raw materials prices higher, resulting in higher operating income as the Company benefitted from higher prices while still working through relatively lower-cost raw materials inventories acquired in 2009. This was followed by a price-cost squeeze in the second half of 2010, as steel prices retreated but the Company continued to work through higher-priced raw material stocks acquired during the first half of the year. If iron ore and metallurgical coal markets continue to be volatile with steel prices following suit, overhangs of previously-acquired raw materials inventories will continue to produce more volatile margins and operating results quarter-to-quarter, if not over the longer term. In an environment of wide fluctuations in the price of steel and raw materials, mini-mills utilizing scrap as a primary input (which is typically traded on spot basis) are less exposed to this volatility. With respect to iron ore and coal supply, ArcelorMittal’s growth strategy in the mining business is an important hedge against raw material price volatility.

Over the longer term, steel prices typically follow trends in raw material prices, although the correlations may not be exact, and selling price increases may lag behind increases in input and production costs for extended periods of time. Conversely, as in the fourth quarter of 2008 and first half of 2009, decreases in steel prices may outstrip decreases in raw materials costs. Other market dynamics which the Company is unable to predict could also affect the results of operations.

Economic Environment1

After recording average global real gross domestic product (“GDP”) growth of 3.1% per year between 2000 and 2008, world GDP declined 1.9% in 2009. In 2010, global GDP is estimated to have rebounded by 4.1% as the recovery that began during the second half of 2009 continued to generate momentum during 2010.

The synchronized economic upturn was characterized by output growth in both developed and emerging economies. Among emerging markets, countries heavily dependent on trade (e.g. Southeast Asia) saw a particularly strong increase in output as trade rebounded strongly. Countries whose financial systems were less affected by the global credit crisis of late 2008 (such as India and Brazil) also experienced relatively stronger growth. Recovery in the CIS countries, which had initially lagged the rest of the world, became more clearly visible in 2010.

In the United States, GDP is estimated to have grown 2.9% in 2010 as re-stocking in the wake of the 2008-2009 recession continued to be a positive factor during the first half of the year. The rise in inventories ebbed in the second half of 2010 but real demand in the automotive sector and in equipment investment improved thanks to healthy corporate cash flows. At the same time, additional quantitative easing measures contributed to supporting stock markets during the second half of the year, in turn underpinning retail sales which rose 6.9% year-over-year during the second half of the year.

The economy of the European Union countries (EU27) followed a similar path, though GDP grew at a slower pace of 1.8% in 2010. However, the disparity between Northern and Southern European economies became more pronounced during the year, with Germany leading growth due at first to robust demand for its exports and a broader recovery of domestic demand later in the year. In stark contrast, Southern European states grew modestly during the first half of 2010 but the recovery lost steam during the second half of the year as a result of over-extended households, high fiscal deficits (forcing government austerity measures), high unemployment and fundamental competitiveness issues.

Demand remained robust during the first half of 2010 in the developing world, aided in part by government stimulus programs but also improving credit conditions and falling unemployment, which have been evident in much of Asia (particularly China and India) and South America. In the CIS region, output gained momentum in the second half of the year as external financing returned, while healthy oil and commodity prices supported domestic demand. Concerns about economies overheating and rising inflation expectations prompted several central banks to tighten monetary policy (e.g. Brazil, India and other Asian countries), contributing to more modest growth toward the end of 2010. Overall, countries that are not part of the Organization for Economic Co-operation and Development (“OECD”) generally experienced solid growth in 2010 with GDP estimated to have grown just under 7% compared to 2.8% in the OECD.

Global industrial production is estimated to have increased 8.0% in 2010 after declining 8.7% in 2009, with output in OECD countries estimated to have grown over 7% in 2010 after declining 11.9% in 2009. Output in non-OECD countries easily surpassed pre-crisis levels growing at an estimated 10.4% in 2010 after declining a mere 0.1% in 2009. Restocking continued to be a positive factor in the first half of 2010, with output in OECD and non-OECD countries up 7.8% and 12.8% respectively compared to the first half of 2009. In the second half of 2010, the pick-up in output was more modest, increasing an estimated 6.3% year-over-year in OECD countries and 8.6% year-over-year in non-OECD countries.

Steel Production2

Annualized world crude steel production, which had bottomed in March 2009 at 1.1 billion tonnes annualized, recovered to 1.4 billion tonnes for the year 2010, a rise of 15.2% over 2009, with China leading output among global producers.

Chinese production responded rapidly to increased domestic demand following the implementation of economic stimulus initiatives and reached a record 626.7 million tonnes in 2010, 9.3% higher than 2009 levels. Chinese output was higher in the first half of 2010 than in the second half of 2010 as de-stocking coupled with energy efficiency targets contributed to a slowdown on a year-on-year basis.

Global production outside of China in 2010 amounted to 768.8 million tonnes, an increase of 20.5% year on year from 637.9 million tonnes produced in 2009. This was led by production increases of 35.7% to 111.8 million tonnes in North America, and of 24.5% to 172.9 million tonnes in the European Union. Steel production also increased by 25.2% in Japan, by 15.9% in South America, 11.2% in the CIS, and 15.8% in Africa in 2010 compared to the previous year

It was not just China that saw production levels surpass the previous record levels of the first half of 2008; India, the Middle East, Turkey and Egypt managed to surpass these pre-crisis peak levels in 2010. In contrast EU, Japan and North American production remained around 20% below these levels.

[1]	GDP and industrial production data and estimates sourced from Global Insight, January 15, 2011.
[2]	Global production data is from the 66 countries for which monthly production data is collected by the World Steel Association.

Steel Prices3

Steel prices increased in 2010 to near €600 per metric tonne for spot hot rolled coil (“HRC”) in Europe and about $800 per tonne in the United States, from near €400 and $600 at year-end 2009, respectively. A sharp increase in prices in the first half of 2010 was mainly driven by anticipation of increases in raw material costs, particularly iron ore, and also reflected improved real demand on the back of better activity for the automotive, appliance and other industrial segments (while construction remained relatively weak in many regions). In the second half of the year, depending on the region, HRC prices then lost about $100-175 per tonne from their first-half peak as demand flagged even as many producers brought back production capacity. International export prices, which are increasingly seen as a key price reference for commodity HRC, also softened by about $100 after reaching a peak close to $700 CFR (cost and freight) in the first half of 2010. The drop came as supply from CIS producers—backed by their very low cost base due to self-sufficiency in low-cost raw material supply—depressed market prices while other producers (including Chinese producers) struggled to compete due to increased raw material prices. This dynamic resulted in weak steel selling prices globally for much of the second half of 2010, despite steadily rising raw material costs. Only in the last few weeks of 2010 was an upward correction evident, with HRC transaction prices moving up for January delivery.

Pricing for construction-related long products has been mainly driven by the volatile behavior of scrap prices. Prices in Europe rallied early in the second quarter to reach highs of €600-700 per tonne for medium sections and €500-610 per tonne for rebar, both up about €150-200 per tonne compared with early 2010 levels. Similarly, Turkish export prices reached peaks close to $700 FOB Turkish port per tonne, up about $250 per tonne. However, the momentum changed during the second half of the year as European governments increased their focus on budget austerity, dampening expectations for an early recovery of construction activity. Oversupply continues to be a depressing factor in many developed markets, especially in Spain. Prices in Europe ended the year 2010 at €550-570 per tonne for medium sections and €460-500 per tonne for rebar, while Turkish export prices ended the year at $660-680 FOB Turkish port per tonne.

Demand for industrial long products, like quality wire rods and bars, improved in the first half of 2010. Prices increased, reflecting anticipated cost increases on iron ore and coal, as most of these products come from integrated production rather than electric arc furnaces. The prices for the higher quality products have tended to be stronger as they are more closely linked to automotive and mechanical sectors and not the weaker construction market. Consequently in the second half of the year the pricing has been more stable than for construction related products.

Current and Anticipated Trends in Steel Production and Prices

ArcelorMittal expects steel production to be higher during 2011 as compared 2010, particularly in the first half of the year, as the gradual underlying demand recovery that was apparent at the end of the fourth quarter of 2010 is expected to continue and idled blast furnaces are restarted. ArcelorMittal expects global apparent steel consumption to grow by approximately 6.5%-7% globally in 2011, with forecast rises of 7% in China, 5-5.5% in Europe (EU-27 countries), 9-10% in NAFTA (U.S., Canada and Mexico) and 7-7.5% for the rest of the world. However, global steel consumption is not currently expected to recover to its 2008 peak until 2015.

Steel selling prices are also expected to rise in 2011 in line with the improved demand. This price adjustment process was already apparent in the last few weeks of 2010 and in January 2011, but is still expected to pose an ongoing challenge for steelmakers. Beyond raw materials prices, the sustainability of higher steel prices will continue to depend on an increase in sustainable real demand, particularly a return to growth in developed world construction markets, the timing of which the Company cannot predict, as well as inventory levels. According to recent data, inventory levels ended 2010 below historical average levels both in the US and Europe, and are expected to rise during the first quarter of 2011.

Raw Materials

The primary inputs for a steelmaker are iron ore, solid fuels, metallics (e.g. scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

As with other commodities, the spot market prices for most raw materials used in the production of steel saw their recent lows in the first half of 2009, but have since steadily recovered, reaching a new record during the first half of 2010. The main driver for the rise in input prices has been demand from China, the world’s largest steel producing country. In addition, the economic stimulus packages implemented by various governments and renewed stability in the financial system have stabilized economic forecasts and aided the recovery in steel production during 2010. However, demand for these raw materials declined somewhat during the second half of 2010 in line with the softening of the steel market in the regions where ArcelorMittal operates.

[3]	Source: Steel Business Briefing (SBB).

Until the 2008-2009 market downturn, ArcelorMittal had largely been able to reflect raw material price increases in its steel selling prices. However, in the declining market, ArcelorMittal did not benefit immediately from the sharp fall in spot prices because it sourced a large part of its requirements for primary raw materials under long-term contracts. Until the recent changes to raw materials pricing systems described below, benchmark prices for iron ore and coal in long-term supply contracts were set annually, and some of these contracts contained volume commitments.

In the first half of 2010 the traditional annual benchmark pricing mechanism was abandoned, with the big three iron ore suppliers (Vale, Rio Tinto and BHP Billiton) adopting a quarterly index-based pricing model. Vale and Rio Tinto first signaled their intent to change the pricing system in February 2010, and in April, 2010, Vale announced that it had reached agreements on a new iron ore pricing regime with the majority of its clients. The new model operates on the basis of the average spot price for iron ore supplied to China, quoted in a regularly published iron ore index. The new system has since generally been adopted by other suppliers although some iron ore suppliers still offer an annual price for their long term contracts. The price trend as well as pricing mechanism for coking coal followed a similar trend where the annual benchmark price was replaced by a quarterly price as from the second quarter 2010 onwards. Following this transition to quarterly pricing mechanisms that are either based on or influenced by spot prices for iron ore and coking coal imports to China, price dynamics generally have experienced shorter cycles and greater volatility.

Iron Ore

After the severe global economic crisis in late 2008 and early 2009, the iron ore market saw demand from traditional customers gradually recover in late 2009 and early 2010. However, due to the long stoppage or severe reduction of extraction activity at some mines, production remained below 2008 levels for some time. With the increased presence of China on the market and amid revived demand, supply pressures appeared on the market and led to increases of spot market prices from as low as $60 per tonne CFR4 China in April 2009, to a peak of $185 per tonne CFR China in April 2010.

Amid this dynamic, in February and March 2010 Vale announced its intention to move from the traditional annual benchmark pricing system to a new quarterly system based on the CFR China spot prices as described above. This led to an increase of iron ore (fines) prices of around 75% for the second quarter of 2010 compared to the annual benchmark price for the contract year 2009.

Spot prices started in January 2010 at $119.30 per tonne CFR China and closed on December 31, 2010 at $170.10 per tonne CFR China. The average quarterly spot prices during the year fluctuated from $131.30 in the first quarter to $159.21 in the second quarter, to $137.36 in the third quarter, and to $159.14 in the fourth quarter. Such swings have resulted in greater volatility and less predictability with respect to ArcelorMittal’s input costs.

Coking Coal and Coke

A similar trend was observed in the seaborne coking coal market, with a return to constrained supply due to strong Chinese demand, combined with the gradual recovery of demand from traditional customers. In 2010, China further cemented its role as a key player for seaborne coking coal, importing a total of 44 million tonnes in 2010 compared to 34.5 million tonnes in 2009 and 4 million tonnes in 2008. China has also diversified its coking coal import sources from primarily Australia to also include substantial volumes from Mongolia.

As with iron ore, BHP Billiton succeeded in implementing a quarterly pricing system for coking coal, replacing annual pricing starting from the second quarter of 2010. The reference price for premium hard coking coal was set in the second quarter of 2010 at $200 per tonne FOB Australia, representing a 55% increase versus the first quarter price of $129 per tonne FOB Australia. During the remainder of 2010, the reference price for premium hard coking coal moved to $225 per tonne FOB in the third quarter, representing a further increase of 12.5% versus the second quarter and to $209 per tonne FOB in the fourth quarter, representing a 7% decrease versus the third quarter.

In the first quarter and early parts of the second quarter of 2010, supply chain and logistics came under severe strain due to recurring adverse weather conditions in Australia, resulting in production problems at various suppliers’ coal mines. A severe accident at the underground mines of Massey in the United States contributed further to significant challenges in the coking coal supply chain. In addition, Queensland, Australia experienced unusually early and severe seasonal rains in December 2010, resulting in most major coking coal mines declaring force majeure as a result of significant structural damage to mines and rail infrastructure.

Scrap

In the first half of 2010, scrap consumption increased rapidly, making it hard for scrap collection to keep pace. This temporary imbalance between supply and demand fueled strong price increases. In Europe, the price of reference scrap type E3 was under €200 per tonne in December 2009, but rose to €324 per tonne by April 2010. Similarly in the U.S. the price for reference scrap type Heavy Metal Scrap 1 (“HMS 1”) increased from $214 per tonne in November 2009 to $361 per tonne in April 2010. By the end of the second quarter of 2010, consumption volumes steadied, bringing supply and demand back into

[4]	International Commercial Terms, Cost and Freight.

correlation and helping prices to stabilize. At the beginning of the second half of 2010, scrap consumption decreased and prices retreated, but since October the market has recovered steadily, mainly due to improvement in business conditions. Prices ended the year with three consecutive monthly increases and stood at €313 per tonne for E3 in Europe and at $410 per tonne for HMS 1 in the United States.

Alloys and Base Metals 5

The underlying price driver for bulk alloys is the price of manganese ore, which increased significantly to $8.70/dmtu CIF (Cost, insurance and freight) China as of May 2010 from a level of $6.50/dmtu at the start of the year, but which then dropped back to a level of $6.43/dmtu as of October 2010. Average manganese ore prices were 38% higher in 2010 compared to 2009.

On the back of the manganese ore trend, manganese alloys prices increased steadily over the period. In 2010, average manganese alloy prices increased by 19% for High Carbon Ferro Manganese from $1,149 to $1,450 per tonne, and 23% for Medium Carbon Ferro Manganese from $1,773 to $2,216 per tonne. Due to increasing energy costs and rationing of electricity supply to the Ferro Silicon producing industry in China, average prices for Ferro Silicon increased by 43% (from $1,175 to $1,606 per tonne) in 2010 compared to 2009.

Base metals used by ArcelorMittal are zinc and tin for coating, aluminum for deoxidization of liquid steel, and nickel for manufacturing stainless steel (in January 2011, ArcelorMittal’s stainless steel operations were spun-off to a separately-focused company Aperam. See “Item 4A—History and Development of the Company—Recent Developments”). ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

Zinc6

With an average price of $2,158 per tonne for 2010, representing an increase of 30% compared to 2009, zinc prices were mainly supported by increased trading activity by financial investors. The price of zinc began at $2,500 per tonne in January 2010 before dropping below $1,600 per tonne in June 2010 and ending the year at $2,300 per tonne. This recent trend is expected to continue in 2011 as many operations have resumed production or increased capacity during 2010 to take advantage of attractive prices. Stocks are reported to be 715,000 tonnes in London Mercantile Exchange (LME) warehouses and 310,000 tonnes in the Shanghai Futures Exchange warehouses.

Nickel

Nickel started 2010 at a price of $19,000 per tonne and rose to $27,000 per tonne by mid April, supported by relative strong demand from stainless producers. Prices then corrected as it became clear that in developed world, stainless steel production could not be maintained at the levels of March and April. By June, nickel prices had fallen back to $18,000 per tonne. Supported by renewed interest from commodity markets, nickel prices rose again during the third and fourth quarters of 2010 and stood at $25,000 by December, after a short correction in November due to sovereign debt concerns. LME stocks, having reached an all time high of 166,476 tonnes in early February 2010, dropped to 116,000 tonnes in July and August, and stood at 136,890 tonnes by the end of December 2010.

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. In North America, prices in 2010 have moved in alignment with the continuing low natural gas prices that have prevailed since 2008. In Europe, the European Energy Exchange (“EEX”) year-ahead price for Germany moved in a tight range of €45 to €55/Mega Watt-hour (“MWh”) during 2010, with some upward pressure towards the end of 2010 due to higher steam coal prices. The need for investment in both replacement and additional power generating capacity by providers remains in the medium-term, but is not as apparent in light of current economic conditions.

Natural Gas

Natural gas is priced regionally. European prices are usually linked with petroleum prices, normalizing for each fuel’s energy content. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Prices elsewhere are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors, such as the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to limit production.

Worldwide natural gas demand recovered strongly in 2010 after a slight fall in 2009. Major new Liquefied Natural Gas (“LNG”) liquefaction plants went online, notably in the State of Qatar, with further facilities coming online during 2011. This trend is expected to increase LNG capacity by 30%, leading to a market oversupply which is expected to put downward pressure on prices. However, the recovery of demand in OECD countries, partly due to severe weather conditions, has brought some stabilization while rising demand from Asia is able to absorb most of the new market supply.

[5]	Prices for high grade manganese ore are typically quoted for ore with 44% manganese content.
[6]	Prices included in this section are based on the London Metal Exchange (LME) cash price.

The increase in the supply of natural gas seen in 2009 and 2010 is expected to have a lasting effect, including as a result of the continued growth of unconventional gas production in the U.S. The market even saw an LNG shipment from the US to Europe, a first in over 40 years, resulting from the relative price disequilibrium between US and European gas prices.

In 2010, prices in North American markets have been on average $4.40/MMBritish thermal unit (“Btu”) with prices dropping to as low as $3/MMBtu. In Europe, the excess of gas has resulted in a gap between long-term oil-indexed contracts and spot gas prices, which have pushed European gas companies to seek to adapt the prices in their long term supply contracts. Prices in Europe are therefore evolving in a $8/MMBtu to $10/MMBtu range, despite gas being available on a spot basis near $7 to $8/MMBtu.

Ocean Freight7

After the recovery seen in 2009, ocean freight rates saw extended periods of both gains and declines during 2010. The beginning of the year saw lower rates due to bad weather, which effect was subsequently corrected in the following months. The Baltic Daily Index (“BDI”) reached highs of 4,209 points at the end of May 2010, and the overall BDI average for 2010 was higher than in 2009. The market had been expected to be slow this year due to the vast flow of newly built vessels into the world fleet, but these deliveries did not affect the market substantially. Orders for new builds continued to rise in 2010, as demand for raw materials remained firm.

The Panamax market has seen a more stable year and is higher than it was in 2009. The Cape market has seen more volatility and has at times been lower than Panamax rates, mostly due to tightness of supply. The average spot rate for Capes was $33,309 per day; the average for Panamax was $25,041 per day; and the average for Supramax was $22,460 per day.

Impact of Exchange Rate Movements

After reaching record high in the second quarter of 2010 against most currencies in the jurisdictions where ArcelorMittal operates, the U.S. dollar weakened significantly during the second half of 2010 against the euro, the Polish zloty, the Czech koruna, Mexican Peso, Brazilian Real and the Romanian leu (among other currencies).

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered between 60% to 75% of the dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, amounting to approximately $20 billion. The transaction was unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses is being recycled in the statement of operations during the 2009-2013 period; of this amount, $354 million was recorded as income within cost of sales for the year ended December 31, 2010, compared to $979 million for the year ended December 31, 2009. See note 16 to ArcelorMittal’s 2010 consolidated financial statements.

Trade and Import Competition

Europe8

Import competition in the steel market in the European Union rose consistently to reach a high of 37.5 million tonnes of finished goods during 2007, or an import penetration ratio (imports/market supply) of 18%. During 2008, however, finished steel imports into the region fell to approximately 30.5 million tonnes (just over 16% of market supply), particularly in the fourth quarter due to collapsing steel consumption amid the global economic crisis. Imports continued to fall through 2009 due to continuing weakness of demand to just 15 million tonnes or 12.2% of market supply.

Finished imports during the first half of 2010 increased almost 10% year-over-year aided by re-stocking at service centers. However, the import penetration ratio fell to 11.5% as a rebound in demand pushed up domestic deliveries. Data for the second half of 2010 coupled with import licenses for December indicate a slight increase in the import ratio to 13.5%. Overall, the import penetration ratio for 2010 is estimated to have picked up slightly to 12.5%.

[7]	Sources: Baltic Daily Index, Clarksons Shipping Intelligence Network, Associated Shipbroking, LBH.
[8]	Source: Eurostat

United States9

Historically, imports have played a significant role in the United States steel market. After reaching a record level in 2006, total finished imports declined to 22.5 million tonnes, representing an import penetration ratio of approximately 24%. The full effects of the crisis were felt during 2009 where imports fell 45% to 12.3 million tonnes but a similar fall in demand resulted in a minor drop in import penetration to 21%.

Finished imports during the first half of 2010 increased by 13% year-over-year on renewed steel service center re-stocking, while the import penetration ratio overall fell to under 20%. Customs data through November and licenses for December indicate that for the second half of 2010, imports were marginally higher than first half levels, with the import penetration rising back to 21.5%. Overall for 2010 finished imports rose to 16.3 million tonnes, up 32%, and otal imports rose 47% as imports of semi-finished steel products more than doubled.

Consolidation in the Steel and Mining Industries

The global steel and mining industries have experienced a consolidation trend over the past ten years. After pausing during the credit crisis and global economic downturn of 2008-2009, merger and acquisition activity of various steel and mining players, including Chinese and Indian companies, has increased at a rapid pace. This activity is widely expected to continue in 2011.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, notable mergers and acquisitions in the steel business in recent years include the merger of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens); U.S. Steel’s acquisitions in Slovakia and Serbia; Evraz and Severstal’s acquisitions in North America, Europe and South America, and expansion in North and South America by Brazilian steel company Gerdau. Most recently, on February 4, 2011, Japanese steelmakers Nippon Steel Corp. and Sumitomo Metals Industries Ltd. announced plans to merge to create the world’s second-largest steel company, with estimated combined 2010 steel production and revenue of 47.8 million metric tons and 5.5 trillion yen (approximately $68 billion), respectively.

While developed markets present fewer obvious opportunities for consolidation, steel industry consolidation has continued to gather momentum in China and this process is expected to continue over the medium term. The Chinese government has publicly stated that it expects consolidation in the Chinese steel industry and that the top ten Chinese steel producers will account for 65% of national production by 2015. Additionally, the Chinese government’s policy is to see at least two producers with 100 million tonne capacity in the next few years as a result of this consolidation. The Chinese government has also announced the rationalization of steel production using obsolete technology such as open-hearth furnaces. Recent mergers include the founding of the Shandong Iron and Steel Group, which resulted from the combination of the Laiwu Iron and Steel Group Co. Ltd and the Jinan Iron and Steel Group and the formation of Hebei I&S Group from the merging of smaller units in the Hebei Province. According to recent reports, the restructured Chinese steel industry is expected to be centered at various bases on China’s north and south coastlines, consisting of the Angang Liaoning, Shougang Hebei Caofeidian, Baosteel Zhanjiang base and Wugang bases. In addition to the tendency of having fewer steel producers in China, Chinese firms have been taking stakes in Australian resource companies to assist in securing the long-term supply of core commodities, in an attempt to shift pricing power away from suppliers.

Indian steel and mining companies also intensified M&A activity. The major deal in 2010 involved India’s largest non ferrous metals and mining company Vedanta Resources Plc, which acquired a 62.4% stake in Cairn Energy’s Indian subsidiary, as well as Anglo American’s zinc mines in Africa and Ireland. Indian steel consumption, which rose about 9% in 2009-2010, is forecast to continue to grow at a similar pace in coming years. The state’s spending on roads, ports and bridges and rising sales of cars is spurring international steelmakers to seek alliances with domestic partners. For example, Posco, one of the world’s largest steelmakers, received approval for its $12 billion factory complex in the eastern state of Orissa, a plan that had been delayed since 2005 due to delays with land acquisition rights. Nippon Steel Corp. has formed a venture with Tata Steel Ltd. to produce steel sheets in India; Sumitomo Metal Industries Ltd. has announced plans to buy a stake in Bhushan Steel Ltd.’s proposed mill in eastern India; and OAO Severstal, Russia’s largest producer, has agreed to build a 5 million tonne plant in India with NMDC Ltd. For information regarding ArcelorMittal’s ongoing projects in India, see “Item 4A—History and Development of the Company—Updates on Previously Announced Investment Projects.”

Industry consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale, and should lead to increased bargaining power relative to customers and, crucially, suppliers. The recent wave of steel industry consolidation has followed the lead of raw materials suppliers, amid an environment of rising prices for iron ore and most other minerals used in the steel-making process. Even though the iron ore joint venture between BHP Billiton and Rio Tinto was discontinued in 2010 due to regulatory barriers, there are still only three primary iron-ore suppliers in the world market. Consolidation among coal companies is also taking place, as evidenced most recently by Alpha Natural Resources’s $8.5 billion acquisition in February 2011 of Massey Energy in the United States, among other transactions in the sector.

[9]	Source: U.S. Department of Commerce.

Critical Accounting Policies and Use of Judgments and Estimates

Management’s discussion and analysis of ArcelorMittal’s operational results and financial condition is based on ArcelorMittal’s consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS recognition and measurement principles and, in particular, making the critical accounting judgments summarized below require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

For a summary of all of ArcelorMittal’s significant accounting policies, see Note 2 to ArcelorMittal’s consolidated financial statements.

Purchase Accounting

Accounting for acquisitions requires ArcelorMittal to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. In connection with each of its acquisitions, the Company undertakes a process to identify all assets and liabilities acquired, including acquired intangible assets. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact results of operations. Estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, the Company typically uses the “income method”. This method is based on the forecast of the expected future cash flows adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows (weighted average cost of capital); the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry.

The most common purchase accounting adjustments relate to the following assets and liabilities:

•	The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•	Property, plant and equipment is recorded at fair value, or, if fair value is not available, depreciated replacement cost.

•

The fair value of pension and other post-employment benefits is determined separately for each plan using actuarial assumptions valid as of the acquisition date relating to the population of employees involved and the fair value of plan assets.

•	Inventories are estimated based on expected selling prices at the date of acquisition reduced by an estimate of selling expenses and a normal profit margin.

•	Adjustments to deferred tax assets and liabilities of the acquiree are recorded to reflect purchase price adjustments, other than goodwill.

Determining the estimated useful lives of tangible and intangible assets acquired requires judgment, as different types of assets will have different useful lives and certain intangible assets may be considered to have indefinite useful lives.

If the fair value of the net assets acquired exceeds their acquisition cost, the excess is recognized directly as a gain in the statement of operations.

Deferred Tax Assets

ArcelorMittal records deferred tax assets and liabilities based on the differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. ArcelorMittal reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected taxable profit, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies.

Note 19 describes the total deferred tax assets recognized in the consolidated statement of financial positions and the estimated future taxable income required to utilize the recognized deferred tax assets.

Provisions for Pensions and Other Post Employment Benefits

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally post-employment medical care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the statement of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, expected return on plan assets, healthcare cost trend rates, mortality rates, and retirement rates.

•

Discount rates. The discount rate is based on several high quality corporate bond indexes in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates.

•

Rate of compensation increase. The rate of compensation increase reflects actual experience and the Company’s long-term outlook, including contractually agreed upon wage rate increases for represented hourly employees.

•

Expected return on plan assets. The expected return on plan assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plans’ asset mix.

•

Healthcare cost trend rate. The healthcare cost trend rate is based on historical retiree cost data, near-term healthcare outlook, including appropriate cost control measures implemented by the Company, and industry benchmarks and surveys.

•	Mortality and retirement rates. Mortality and retirement rates are based on actual and projected plan experience.

In accordance with IFRS, actuarial gains or losses resulting from experience and changes in assumptions are recognized in ArcelorMittal’s statement of operations only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plans.

Note 23 details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

Environmental and Other Contingencies

ArcelorMittal is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean-up of soil and groundwater. ArcelorMittal is currently engaged in the investigation and remediation of environmental contamination at a number of its facilities. Most of these are legacy obligations arising from acquisitions. ArcelorMittal recognizes a liability for environmental remediation when it is more likely than not that such remediation will be required and the amount can be estimated.

The estimates of loss contingencies for environmental matters and other contingencies are based on various judgments and assumptions including the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through credits or charges in the statement of operations. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

Impairment of Tangible and Intangible Assets, including Goodwill

At each reporting date, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statement of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, it is not possible to estimate the recoverable amount of the individual asset because the cash flows are not independent from that of the cash generating unit to which it belongs. Accordingly, the Company’s assets are measured for impairment at the cash generating unit level. In certain instances, the cash generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2010, the Company had determined it has 77 cash generating units excluding the two cash generating units included in the discontinued operations and presented at fair value less cost to distribute.

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the statement of operations.

Goodwill has been allocated at the level of the Company’s seven operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill has also been allocated to the stainless steel business which has been presented as discontinued operations. Goodwill is tested for impairment annually at the level of the groups of cash generating units which correspond to the operating segments as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. See Note 25 to ArcelorMittal’s consolidated financial statements for further discussion of how the Company defines its operating segments. Whenever the cash generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

The recoverable amounts of the groups of cash-generating units are determined from the higher of its net selling price (fair value reduced by selling costs) or its value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Derivative financial instruments

The Company enters into derivative financial instruments principally to manage its exposure to fluctuation in interest rates, exchange rates, prices of raw materials, energy and emission rights allowances. Derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if required by IAS 39, “Financial Instruments: Recognition and Measurement”. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the statement of operations, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset, liability, or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the statement of operations.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in equity. Amounts deferred in equity are recorded in the statement of operations in the periods when the hedged item is recognized in the statement of operations and within the same line item.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or is exercised the cumulated unrealized gain or loss on the hedging instrument is maintained in equity until the forecasted transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss, which had been recognized in equity, is reported immediately in the statement of operations.

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the statement of operations.

A. Operating Results

The following discussion and analysis should be read in conjunction with ArcelorMittal’s consolidated financial statements included in this annual report.

ArcelorMittal reports its operations in six reportable segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS, Distribution Solutions and Mining, which was added as a separate reportable segment as from the first quarter of 2011 as described below. Following ArcelorMittal’s spin-off of its stainless steel business into a separately focused company called “Aperam”, the results of the Company’s stainless steel operations are shown as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. See Note 5 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2010.

Changes to Segment Composition (Mining)

As from January 1, 2011 the Company’s mining operations are presented as a separate reportable segment. Accordingly, prior periods have been recast to reflect this new segmentation. This change in segmentation is an IFRS reporting requirement reflecting the changes in ArcelorMittal’s approach to managing its mining assets, with a dedicated mining management team and the ability to track the profit contribution from the Company’s mining assets. The composition of the Mining Segment is summarized in the following table:

Iron ore	Coal
ArcelorMittal Mines Canada	Mid Vol (Princeton)
Minorca Mines	Concept
Hibbing Taconite Mines	ArcelorMittal Temirtau
ArcelorMittal Lázaro Cárdenas Volcan Mines	ArcelorMittal Kuzbass
ArcelorMittal Lázaro Cárdenas Pena Colorada
ArcelorMittal Las Truchas
ArcelorMittal Brasil Andrade Mine
ArcelorMittal Mineração Serra Azul
ArcelorMittal Tebessa
ArcelorMittal Prijedor
ArcelorMittal Kryviy Rih
ArcelorMittal Temirtau

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales revenue, average steel selling prices, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Sales, Steel Shipments, Average Steel Selling Prices and Mining Production

The following table provides a summary of ArcelorMittal’s sales, steel shipments, average steel selling prices and mining production by reportable segment for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Segment	Sales for the Year ended December 31(1)		Steel Shipments for the Year ended December 31 (1)		Changes in Sales	Steel Shipments	Average Steel Selling Price
	2009	2010	2009	2010
	(in $ millions)	(in $ millions)	(thousands of MT)	(thousands of MT)	(%)	(%)	(%)
Flat Carbon Americas	12,311	17,684	16,121	21,028	44	30	12
Flat Carbon Europe	19,981	25,550	21,797	27,510	28	26	3
Long Carbon Americas and Europe	16,740	21,315	19,937	23,148	27	16	8
AACIS	7,577	9,706	11,769	13,266	28	13	20
Distribution Solutions(2)	13,524	15,744	16,794	18,173	16	8	8
Mining	2,572	4,380	N/A	N/A	70	n/a	n/a
Total from continuing operations	61,021	78,025	69,624	84,952	28	22	9
Discontinued operations	4,089	5,418	1,447	1,729	33	19	10

(1)	Amounts are prior to inter-segment eliminations except for “Total from continuing operations”.
(2)	Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

ArcelorMittal had sales of $78 billion for the year ended December 31, 2010, representing an increase of 28% from sales of $61 billion for the year ended December 31, 2009, primarily due to a strong rise in steel shipments and a more modest rise in steel prices, each resulting from the global economic recovery and improved steel demand compared to a year earlier.

ArcelorMittal had steel shipments of 85.0 million tonnes for the year ended December 31, 2010, representing an increase of 22% from steel shipments of 69.6 million tonnes for the year ended December 31, 2009. Average steel selling price for the year ended December 31, 2010 increased 9% compared to the year ended December 31, 2009. Steel shipments were higher in all segments, reflecting the increase in demand due to the global economic recovery. Average steel selling prices also rose broadly but lagged sharp increases in most key raw material prices including iron ore.

ArcelorMittal had total mining production (combined iron ore and coal) of 76 million tonnes for the year ended December 31, 2010, an increase of 27% as compared to 60 million tonnes for the year ended December 31, 2009, mainly due to recovery in production and sales of steel products.

The increases in sales, shipments, average steel selling prices and mining production also reflected a relatively low base of comparison, particularly from the first half of 2009, when demand fell sharply due to the severe downturn in the global economy.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment were $17.7 billion for the year ended December 31, 2010, representing 23% of the Company’s total consolidated sales for 2010, an increase of 44% as compared to $12.3 billion, or 20% of total consolidated sales, for the year ended December 31, 2009. Sales increased primarily due to a 30% increase in steel shipments and a 12% increase in average steel selling prices.

Total steel shipments were 21.0 million tonnes for the year ended December 31, 2010, an increase of 30% from shipments for the year ended December 31, 2009. Shipments were 10.6 million tonnes in the first half of 2010, up 49% from the same period in 2009, while shipments in the second half of the year were 10.4 million tonnes, up 16% from the same period in 2009.

Average steel selling price increased 12% for the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were $25.6 billion for the year ended December 31, 2010, representing 33% of the Company’s total consolidated sales for 2010, an increase of 28% as compared to $20.0 billion, or 33% of the total consolidated sales, for the year ended December 31, 2009. The increase was primarily due to a 26% increase in steel shipments, while average steel selling price increased by only 3%. Sales in the first half of 2010 were $12.5 billion, up 36% from the same period in 2009, while sales in the second half of the year were $13.1 billion, up 21% from the same period in 2009.

Total steel shipments reached 27.5 million tonnes for the year ended December 31, 2010, an increase of 26% from steel shipments for the year ended December 31, 2009. Shipments were 14.4 million tonnes in the first half of 2010, up 47% from the same period in 2009, while shipments in the second half of the year were 13.1 million tonnes, up 9% from the same period in 2009.

Average steel selling price increased 3% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. Average steel selling price in the first half of 2010 was down 6% from the same period in 2009, while average steel selling price in the second half of the year was up 13% from the same period in 2009.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, sales were $21.3 billion for the year ended December 31, 2010, representing 27% of the Company’s total consolidated sales for 2010, an increase of 27% from sales of $16.8 billion, or 27% of the total consolidated sales, for the year ended December 31, 2009. The increase was primarily due to a 16% increase in steel shipments along with an 8% increase in average steel selling price. Sales in the first half of 2010 were $10.2 billion, up 30% from the same period in 2009, while sales in the second half of the year were $11.1 billion, up 25% from the same period in 2009.

Total steel shipments reached 23.1 million tonnes for the year ended December 31, 2010, an increase of 16% from steel shipments for the year ended December 31, 2009. Shipments were 11.7 million tonnes in the first half of 2010, up 21% from the same period in 2009, while shipments in the second half of the year were 11.5 million tonnes, up 12% from the same period in 2009.

Average steel selling price increased 8% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. Average steel selling price in the first half of 2010 was up 4% from the same period in 2009, while average steel selling price in the second half of the year was up 12% from the same period in 2009.

AACIS

In the AACIS segment, sales were $9.7 billion for the year ended December 31, 2010, representing 12% of the Company’s total consolidated sales for 2010, an increase of 28% from sales of $7.6 billion, or 12% of the total consolidated sales, for the year ended December 31, 2009. The increase was due to a 13% increase in steel shipments and a 20% increase in average steel selling price. Sales in the first half of 2010 were $4.7 billion, up 40% from the same period in 2009, while sales in the second half of the year were $5.0 billion, up 21% from the same period in 2009.

Total steel shipments reached 13.3 million tonnes for the year ended December 31, 2010, an increase of 13% from steel shipments for the year ended December 31, 2009. Shipments were 6.6 million tonnes in the first half of 2010, up 17% from the same period in 2009, while shipments in the second half of the year were 6.7 million tonnes, up 9% from the same period in 2009.

Average steel selling price increased 20% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. Average steel selling price in the first half of 2010 was up 24% from the same period in 2009, while average steel selling price in the second half of the year was up 18% from the same period in 2009.

Distribution Solutions

In the Distribution Solutions segment, sales were $15.7 billion for the year ended December 31, 2010, representing 20% of the Company’s total consolidated sales for 2010, an increase of 16% from sales of $13.5 billion, or 22% of the total consolidated sales, for the year ended December 31, 2009. The increase was primarily due to an 8% increase in steel shipments and an 8% increase in average steel selling price. Sales in the first half of 2010 were $7.5 billion, up 10% from the same period in 2009, while sales in the second half of the year were $8.2 billion, up 23% from the same period in 2009.

Total steel shipments reached 18.2 million tonnes for the year ended December 31, 2010, an increase of 8% from steel shipments for the year ended December 31, 2009. Shipments were 9.0 million tonnes in the first half of 2010, up 6% from the same period in 2009, while shipments in the second half of the year were 9.2 million tonnes, up 10% from the same period in 2009.

Average steel selling price increased 8% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. Average steel selling price in the first half of 2010 was up 4% from the same period in 2009, while average steel selling price in the second half of the year was up 12% from the same period in 2009.

Mining

In the Mining segment, sales were $4.4 billion for the year ended December 31, 2010, representing 6% of the Company’s total consolidated sales for 2010, an increase of 70% from sales of $2.6 billion, or 4% of the total consolidated sales, for the year ended December 31, 2009. The increase was primarily due to higher selling prices of iron ore and coal as a consequence of the recovery of global markets after the financial crisis of late 2008 and the first half of 2009.

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2010, as compared with the operating income and operating margin for the year ended December 31, 2009:

	Operating Income		Operating Margin
	Year ended December 31,
Segments(1)	2009	2010	2009	2010
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	(1,044)	691	(8)	4
Flat Carbon Europe	(501)	534	(3)	2
Long Carbon Americas and Europe	(23)	1,004	—	5
AACIS	312	680	4	7
Distribution Solutions	(286)	164	(2)	1
Mining	233	1,624	9	37
Discontinued operations	(169)	(480)	(4)	(9)

(1)	Amounts are prior to inter-segment eliminations and include non-steel sales.

        ArcelorMittal’s operating income for the year ended December 31, 2010 was $3.6 billion, as compared with an operating loss of $1.5 billion for the year ended December 31, 2009. This rise in operating income resulted from the higher sales, steel shipments and selling prices as described above, and more generally reflected the gradual recovery of the global economy. Operating performance was stronger in the first half of 2010 than in the second half of the year, due mainly to a price-cost squeeze in the second half resulting from an overhang of high-cost raw material inventories from the first half of the year and a time lag in passing along increases in costs to customers. See “Item 5A—Overview—Key Factors Affecting Results of Operations”. Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys) and electricity cost. Cost of sales for the year ended December 31, 2010 was $71.1 billion as compared to $58.8 billion for the year ended December 31, 2009. The increase was primarily due to higher prices of raw materials in 2010, in particular iron ore and coal, as a result of market recovery after the financial crisis, as well as higher volume of raw material purchases in line with higher steel sales. Selling, general and administrative expenses (SG&A) for the year ended December 31, 2010 were $3.3 billion as compared to $3.7 billion for the year ended December 31, 2009. This reduction resulted from implementation of the Company’s management gains plan primarily involving reduction of fixed costs. SG&A represented 4.3% of sales for the year ended December 31, 2010 as compared to 6% for the year ended December 31, 2009 due to this decrease in the amount of expenses coupled with increased sales.

Operating income for the year ended December 31, 2010 included impairment expenses of $525 million, consisting of $305 million relating to the Company’s coal mines in Russia (including the disposal of the Anzherskaya mine in Russia), $113 million relating to several subsidiaries in the Distribution Solutions segment (primarily reflecting continued construction market weakness), and $93 million primarily relating to idle downstream assets in the European business. See “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Uses of Judgments and Estimates—Impairment of Tangible and Intangible Assets, Including Goodwill”. In determining these expenses, the Company took into account permanently idled assets, and with respect to other assets, analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount. These impairment losses compared to impairment losses for the twelve months ended December 31, 2009 of $552 million.

Operating income for the year ended December 31, 2010 was positively impacted by a net gain of $140 million recorded on the sale of carbon dioxide credits, the proceeds of which will be re-invested in energy saving projects, and by non-cash gains of $354 million relating to unwinding of hedges on raw material purchases (see “—Overview—Impact of Exchange Rate Movements”). Operating performance for the twelve months ended December 31, 2009 had been negatively impacted by an exceptional charge of $2.4 billion (pre-tax) related primarily to write down on inventory and provisions for workforce reductions, partly offset by an exceptional gain of $380 million relating to a reversal of litigation provisions, a net gain of $108 million recorded on the sale of carbon dioxide credits and a non-cash gain of $979 million relating to unwinding of hedges on raw material purchases.

Flat Carbon Americas

Operating income for the Flat Carbon Americas segment amounted to $0.7 billion for the year ended December 31, 2010, compared to an operating loss of $1.0 billion for the year ended December 31, 2009. The rise in operating income in 2010 generally reflected higher steel shipments and selling prices resulting from the global economic recovery, although the effect of a price-cost squeeze from high input costs was evident in results for the second half of the year. Operating income for the segment amounted to $0.1 billion for the second half of the year, compared to $0.6 billion in the first half.

Flat Carbon Europe

Operating income for the Flat Carbon Europe segment for the year ended December 31, 2010 was $0.5 billion compared to operating loss of $0.5 billion for the year ended December 31, 2009. The rise in operating income in 2010 generally reflected higher steel shipments and selling prices resulting from the global economic recovery, although the effect of a price-cost squeeze from high input costs was evident in results for the second half of the year. Operating income for the segment amounted to $0.3 billion for the second half of the year, compared to $0.3 billion in the first half of the year.

Long Carbon Americas and Europe

Operating income for the Long Carbon Americas and Europe segment for the year ended December 31, 2010 was $1.0 billion compared to operating loss of $23 million for the year ended December 31, 2009. The rise in operating income in 2010 generally reflected higher steel shipments and selling prices resulting from the global economic recovery, although the effect of a price-cost squeeze from high input costs was evident in results for the second half of the year. Operating income for the segment amounted to $0.4 billion for the second half of the year, compared to $0.6 billion in the first half.

AACIS

Operating income for the AACIS segment for the year ended December 31, 2010 was $0.7 billion, compared to operating income of $0.3 billion for the year ended December 31, 2009 The rise in operating income in 2010 generally reflected higher steel shipments and selling prices resulting from the global economic recovery. Operating income for the segment amounted to $0.3 billion for the second half of the year, compared to $0.4 billion in the first half.

Distribution Solutions

Operating income for the Distribution Solutions segment for the year ended December 31, 2010 was $0.2 billion, compared to operating loss of $0.3 billion for the year ended December 31, 2009, and included an impairment expense of $0.1 billion related primarily to continued construction market weakness and idled downstream assets, principally in Europe. The rise in operating income in 2010 generally reflected higher steel shipments and selling prices resulting from the global economic recovery.

Mining

Operating income for the Mining segment for the year ended December 31, 2010 was $1.6 billion, compared to operating income of $0.2 billion for the year ended December 31, 2009, and included an impairment expense of $0.3 billion related to the Company’s coal mines in Russia (including the disposal of the Anzherskaya mine in Russia). The rise in operating income in 2010 generally reflected higher iron ore and coal prices resulting from the global economic recovery.

Income from Investment in Associates and Joint Ventures

ArcelorMittal recorded income of $0.5 billion from investments accounted for using the equity method for the year ended December 31, 2010, as compared with income from equity method investments of $0.1 billion for the twelve months ended December 31, 2009. The increase was due to higher income from the Company’s investments due to the global economic recovery.

Financing Costs

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other financing costs. Net financing costs were 23% lower for the year ended December 31, 2010, at $2.2 billion, as compared with $2.8 billion for the year ended December 31, 2009.

Net interest expense (interest expense less interest income) was $1.4 billion for the year ended December 31, 2010 as compared to $1.5 billion for the year ended December 31, 2009. Interest expense decreased to $1.6 billion for the year ended December 31, 2010, compared to interest expense of $1.7 billion for the year ended December 31, 2009, due to lower average net debt and exchange rate effects nearly offset by higher average interest rates. Interest income for the year ended December 31, 2010 decreased to $0.1 billion compared to interest income of $0.2 billion for the year ended December 31, 2009.

Foreign exchange and other net financing costs (which include bank fees, interest on pensions and impairments of financial instruments) for the year ended December 31, 2010 amounted to costs of $1.2 billion, as compared to costs of $0.4 billion for the year ended December 31, 2009. In 2010 the Company recorded foreign exchange losses of $0.3 billion primarily on monetary assets held in foreign currencies, compared to a gain of $0.5 billion in 2009.

Other financing costs for the year ended December 31, 2010 also included a gain of $0.4 billion for the year ended December 31, compared to a loss of $0.9 billion for the year ended December 31, 2009 primarily related to mark-to-market adjustments on the conversion options embedded in its convertible bonds issued in 2009. On April 1, 2009 and May 6, 2009, the Company issued approximately $2.5 billion of bonds which are convertible into its shares at the option of the bondholders. Under the terms of its €1.25 billion euro-denominated convertible bonds due 2014 (OCEANEs), the Company has the option to settle the bonds for shares or for an amount equivalent to the cash value of the shares at the date of the settlement (this cash settlement option was waived in October 2009 with respect to the Company’s $800 million US dollar-denominated convertible bonds due 2014). The Company has determined that the convertible bonds are hybrid instruments as defined by IFRS and has identified certain components of the contracts to be embedded derivatives in accordance with IAS 39. At each reporting period (until, with respect to the US dollar-denominated bonds, the waiver noted above), changes in the fair value of the embedded derivatives (recorded at $597 million at inception) have been recorded to the statements of operations, resulting in gains or losses depending on marking to market. As a result of the hedging transactions undertaken in December 2010 (see “Item 4A—History and Development of the Company—Key Transactions and Events in 2010”), no additional mark-to-market gains or losses on the convertible bonds are expected going forward.

Gain related to the fair value of freight, commodity and other non foreign exchange and interest rate-related derivative instruments not qualifying for hedge accounting amounted to $43 million for the year ended December 31, 2010, as compared with a loss of $27 million for the year ended December 31, 2009.

Income Tax

ArcelorMittal recorded a consolidated income tax benefit of $1.5 billion for the year ended December 31, 2010, compared to a consolidated income tax benefit of $4.4 billion for the year ended December 31, 2009. The lower income tax benefit for the year was primarily due to ArcelorMittal’s 2010 profit as compared with its 2009 pre-tax loss, as well as different foreign currency impacts in 2010 as compared to 2009. For additional information related to ArcelorMittal’s income taxes, see Note 19 to ArcelorMittal’s consolidated financial statements.

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and on the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, that have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (28.8%), and enjoys, mainly in Western Europe, structural (permanent) tax advantages such as notional interest deduction and tax credits. The income reported through the Company’s finance centers located principally in Belgium and Dubai is not taxable.

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2009 and 2010 are as set forth below:

	2009		2010
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	(715)	35.00%	(191)	35.00%
Argentina	46	35.00%	46	35.00%
France	(102)	34.43%	52	34.43%
Brazil	451	34.00%	270	34.00%
Belgium	646	33.99%	817	33.99%
Germany	(105)	30.30%	(66)	30.30%
Spain	(50)	30.00%	(190)	30.00%
Luxembourg	(2,342)	29.00%	(2,249)	28.80%
Mexico	(52)	28.00%	49	28.00%
South Africa	(17)	28.00%	62	28.00%
Canada	(104)	26.90%	127	26.90%
Algeria	(45)	25.00%	(29)	25.00%
Russia	(18)	20.00%	(43)	20.00%
Kazakhstan	10	15.00%	55	20.00%
Czech Republic	2	19.00%	30	19.00%
Poland	(53)	19.00%	6	19.00%
Romania	(85)	16.00%	(21)	16.00%
Ukraine	(59)	25.00%	12	16.00%
Dubai	—	0.00%	—	0.00%
Others	(283)		(47)

Total	(2,875)		(1,310)

Non-Controlling Interest

Net income attributable to non-controlling interest was $89 million for the year ended December 31, 2010, as compared with a net loss of $43 million for the year ended December 31, 2009. The increase relates to higher income in subsidiaries with non-controlling interest following the improvement of market conditions in 2010.

Discontinued Operations

As a result of the spin-off of the Company’s stainless steel business into a separately focused company Aperam following shareholders’ approval on January 25, 2011, results of the stainless steel operations are presented as discontinued operations.

Discontinued operations for the year ended December 31, 2010 consist exclusively of the post-tax net results contributed by the stainless steel business. For the twelve months ended on December 31, 2010 this amounted to losses of $0.3 billion. This includes a non-cash impairment charge of $0.6 billion resulting from the reclassification of the stainless segment as a discontinued operation. As required by IFRS 5, upon reclassification of the business as assets held for distribution, the assets and liabilities must be carried at the lower of their carrying amount and fair value less costs to distribute. Discontinued operations also included a non-cash gain of $0.1 billion related to the recycling to the statement of operations of the non-controlling stake held by the stainless business in Aços Villares, which was derecognized as a result of Aços Villares’ merger into Gerdau S.A. in December 2010.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2010 increased to $2.9 billion from a net income of $0.2 billion for the year ended December 31, 2009, for the reasons discussed above.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Sales, Steel Shipments, Average Steel Selling Prices and Mining Production

The following table provides a summary of ArcelorMittal’s sales, steel shipments, average steel selling prices and mining production by reportable segment for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

Segment	Sales for the Year ended December 31(1)		Steel Shipments for the Year ended December 31(1)		Changes in Sales	Steel Shipments	Average Steel Selling Price
	2008	2009	2008	2009
	(in $ millions)	(in $ millions)	(thousands of MT)	(thousands of MT)	(%)	(%)	(%)
Flat Carbon Americas	25,760	12,311	25,810	16,121	(52)	(38)	(24)
Flat Carbon Europe	38,300	19,981	33,512	21,797	(48)	(35)	(22)
Long Carbon Americas and Europe	32,230	16,740	27,115	19,937	(48)	(26)	(30)
AACIS	13,047	7,577	13,296	11,769	(42)	(11)	(37)
Distribution Solutions(2)	23,126	13,524	19,143	16,794	(42)	(12)	(34)
Mining	3,558	2,572	N/A	N/A	(28)	N/A	N/A
Total from continuing operations	116,942	61,021	99,733	69,624	(48)	(30)	(27)
Discontinued operations	7,994	4,089	1,958	1,447	(51)	(26)	(31)

(1)	Amounts are prior to inter-segment eliminations except for “Total from continuing operations”.
(2)	Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

ArcelorMittal had sales of $61.0 billion for the year ended December 31, 2009, representing a decrease of 48% from sales of $116.9 billion for the year ended December 31, 2008 primarily due to decreases in average steel selling prices and lower shipments resulting from the global economic crisis.

The fall in sales was felt most acutely during the first half of 2009. Sales in the first half of 2009 were $28.4 billion, down 55% from the same period in 2008, while sales in the second half of the year were $32.6 billion, down 40% from the same period in 2008.

ArcelorMittal had steel shipments of 69.6 million tonnes for the year ended December 31, 2009, representing a 30% decrease from steel shipments of 99.7 million tonnes for the year ended December 31, 2008. Average steel selling price for the year ended December 31, 2009 decreased 27% compared to the year ended December 31, 2008. Steel shipments and average steel selling price were lower in all segments, reflecting the reduction in demand due to the global economic crisis.

Shipment volumes started to recover in the second half of the year but average steel selling prices, while gradually increasing, remained low as compared to the second half of 2008 due to the gradual and uncertain nature of the economic recovery, high selling prices that had prevailed through the third quarter of 2008 and a time lag effect resulting from pricing terms in certain sales contracts. Shipments were 32.2 million tonnes in the first half of 2009, down 44% from the same period in 2008, while shipments in the second half of the year were 37.4 million tonnes, down 11% from the same period in 2008. Average steel selling price in the first half of 2009 was down 23% from the same period in 2008, while average steel selling price in the second half of the year was down 32% from the same period in 2008.

Total mining production (combined iron ore and coal) decreased by 15% reaching 60 million tonnes for the year ended December 31, 2009, as compared to 71 million tonnes in the previous year, mainly due to the reduction of production and sales of steel products in the same period.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment were $12.3 billion for the year ended December 31, 2009, representing 20% of the Company’s total consolidated sales for 2009, a decrease of 52% as compared to $25.8 billion, or 22% of total consolidated sales, for the year ended December 31, 2008. Sales fell primarily due to a 38% fall in steel shipments and a 24% fall in average steel selling prices. The fall in sales in this segment was felt most acutely during the first half of the year. Sales in the first half of 2009 were $5.6 billion, down 60% from the same period in 2008, while sales in the second half of the year were $6.7 billion, down 43% from the same period in 2008.

Total steel shipments were 16.1 million tonnes for the year ended December 31, 2009, a decrease of 38% from shipments for the year ended December 31, 2008. Shipments were 7.1 million tonnes in the first half of 2009, down 53% from the same period in 2008, while shipments in the second half of the year were 9.0 million tonnes, down 17% from the same period in 2008.

Average steel selling price decreased 24% for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Average steel selling price in the first half of 2009 was down 13% from the same period in 2008, while average steel selling price in the second half of the year was down 36% from the same period in 2008.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were $20.0 billion for the year ended December 31, 2009, representing 33% of the Company’s total consolidated sales for 2009, a decrease of 48% as compared to $38.3 billion, or 33% of the total consolidated sales, for the year ended December 31, 2008. The decrease was primarily due to a 35% fall in steel shipments and a 22% decrease in average steel selling price. The fall in sales in this segment was felt most acutely during the first half of the year. Sales in the first half of 2009 were $9.2 billion, down 57% from the same period in 2008, while sales in the second half of the year were $10.8 billion, down 37% from the same period in 2008.

Total steel shipments reached 21.8 million tonnes for the year ended December 31, 2009, a decline of 35% from steel shipments for the year ended December 31, 2008. Shipments were 9.8 million tonnes in the first half of 2009, down 49% from the same period in 2008, while shipments in the second half of the year were 12.0 million tonnes, down 16% from the same period in 2008.

Average steel selling price fell 22% for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Average steel selling price in the first half of 2009 was down 18% from the same period in 2008, while average steel selling price in the second half of the year was down 26% from the same period in 2008.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, sales were $16.8 billion for the year ended December 31, 2009, representing 27% of the Company’s total consolidated sales for 2009, a decrease of 48% from sales of $32.2 billion, or 28% of the total consolidated sales, for the year ended December 31, 2008. The decrease was primarily due to a 26% fall in steel shipments and a 30% decrease in average steel selling price. The fall in sales in this segment was felt most acutely during the first half of the year. Sales in the first half of 2009 were $7.9 billion, down 55% from the same period in 2008, while sales in the second half of the year were $8.9 billion, down 39% from the same period in 2008.

Total steel shipments were 19.9 million tonnes for the year ended December 31, 2009, a decrease of 26% from steel shipments for the year ended December 31, 2008. Shipments were 9.7 million tonnes in the first half of 2009, down 39% from the same period in 2008, while shipments in the second half of the year were 10.3 million tonnes, down 9% from the same period in 2008.

Average steel selling price decreased 30% for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Average steel selling price in the first half of 2009 was down 25% from the same period in 2008, while average steel selling price in the second half of the year was down 35% from the same period in 2008.

AACIS

In the AACIS segment, sales were $7.6 billion for the year ended December 31, 2009, representing 12% of the Company’s total consolidated sales in 2009, a decrease of 42% over sales of $13.0 billion, or 11% of total consolidated sales, for the year ended December 31, 2008. The decrease was due to an 11% fall in steel shipments and, especially, a 37% decrease in average steel selling price. The fall in sales in this segment was felt most acutely during the first half of the year. Sales in the first half of 2009 were $3.4 billion, down 51% from the same period in 2008, while sales in the second half of the year were $4.3 billion, down 32% from the same period in 2008.

Total steel shipments reached 11.8 million tonnes for the year ended December 31, 2009, a decrease of 11% from steel shipments for the year ended December 31, 2008. Shipments were 5.7 million tonnes in the first half of 2009, down 27% from the same period in 2008, while shipments in the second half of the year were 6.1 million tonnes, up 11% from the same period in 2008, mainly reflecting the sharp decline that had occurred in the CIS region starting in the second half of 2008.

Average steel selling price decreased 37% for the year ended December 31, 2009, as compared to the year ended December 31, 2008. Average steel selling price in the first half of 2009 was down 35% from the same period in 2008, while average steel selling price in the second half of the year was down 41% from the same period in 2008.

Distribution Solutions

In the Distribution Solutions segment, sales were $13.5 billion for the year ended December 31, 2009, representing 22% of the Company’s total consolidated sales for 2009, a decrease of 42% over sales of $23.1 billion, or 20% of the total consolidated sales, for the year ended December 31, 2008. This decrease was primarily due to a 12% fall in shipments and 34% fall in average steel selling price. The fall in sales in this segment was felt most acutely during the first half of the year. Sales in the first half of 2009 were $6.8 billion, down 47% from the same period in 2008, while sales in the second half of the year were $6.7 billion, down 35% from the same period in 2008.

Total steel shipments reached 16.8 million tonnes for the year ended December 31, 2009, a decrease of 12% from steel shipments for the year ended December 31, 2008. Shipments were 8.4 million tonnes in the first half of 2009, down 25% from the same period in 2008, while shipments in the second half of the year were 8.4 million tonnes, up 5% from the same period in 2008.

Average steel selling price fell 34% for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Average steel selling price in the first half of 2009 was down 30% from the same period in 2008, while average steel selling price in the second half of the year was down 38% from the same period in 2008.

Mining

In the Mining segment, sales were $2.6 billion for the year ended December 31, 2009, representing 4% of the Company’s total consolidated sales for 2009, a decrease of 28% from sales of $3.6 billion, or 3% of the total consolidated sales, for the year ended December 31, 2008. The decrease was primarily due to sharply lower market prices of iron ore and coal in the first half of 2009 as a consequence of the global financial crisis (whereas prices had reached their historical peak in mid-2008).

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2009, as compared with the operating income and operating margin for the year ended December 31, 2008:

	Operating Income		Operating Margin
	Year ended December 31,
Segments(1)	2008	2009	2008	2009
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	1,646	(1,044)	6	(8)
Flat Carbon Europe	2,773	(501)	7	(3)
Long Carbon Americas and Europe	4,120	(23)	13	—
AACIS	3,129	312	24	4
Distribution Solutions	181	(286)	1	(2)
Mining	1,132	233	32	9
Discontinued operations	365	(169)	5	(4)

(1)	Amounts are prior to inter-segment eliminations and include non-steel sales.

ArcelorMittal’s operating loss for the year ended December 31, 2009 amounted to $1.5 billion, compared to operating income of $12.0 billion for the year ended December 31, 2008. The overall operating loss and the sharp deterioration across each segment were due to lower sales, lower average steel selling prices and lower shipment volumes as described above and reflected the global economic crisis. Operating losses of $2.4 billion were recorded during the first half of the year, and were partially offset by operating income during the second half of the year of $0.9 billion.

Contributing substantially to the operating loss were $2.4 billion of pre-tax expenses that ArcelorMittal recorded in the first half of the year, also resulting from the ongoing weak steel market conditions. These consisted of write-downs of inventory (approximately $2.1 billion) and provisions for workforce reductions, including voluntary separation programs (approximately $0.3 billion).

Further details of these expenses are set out below:

•

Write-downs of inventory. On each reporting date, inventories are measured and valued at the lower of cost and net realizable value. Due to the rapid and sharp decline in demand for, and prices of, steel products, the net realizable value of certain inventories of finished steel products, works-in-process and raw materials, in particular iron ore and coking coal, (assuming the processing of these raw materials or works-in-process into steel products) were lower than their cost, resulting in write-downs.

•

Provision for onerous raw material supply contracts. ArcelorMittal sources a portion of its raw materials requirements under contracts whereby it has a firm commitment to purchase specified quantities at a set price over a set period. Due to the ongoing decline in steel selling prices in the first half of 2009, the Company recorded provisions with respect to raw materials sourced under these contracts because the net realizable value of such raw materials (assuming their processing into steel products at year-end) was expected to be lower than their cost and to result in write-downs.

•

Provision for workforce reduction (including voluntary separation programs). This provision taken in the first quarter of 2009 relates to costs (including severance costs) expected to be incurred in connection with the voluntary separation programs that ArcelorMittal implemented in response to the economic crisis and the sharp drop in steel demand. The provision was in addition to a $0.9 billion provision for workforce reduction recorded at the end of 2008, and relates to an expansion of the voluntary separation program that was announced during the first quarter of 2009.

Operating income for the year ended December 31, 2009 was also reduced by impairment expenses amounting to $552 million consisting primarily of $237 million on various idled assets (including $92 million relating to an impairment on coke oven assets of ArcelorMittal Galati and $65 million at ArcelorMittal Las Truchas), $122 million impairment on various tubular product operations (primarily $65 million in ArcelorMittal Roman), $172 million on other impairments (including $117 million at ArcelorMittal Construction France). In determining these expenses, the Company analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount. These impairment losses compared to impairment losses for the twelve months ended December 31, 2008 of $1.0 billion, consisting of asset impairments of $479 million, goodwill impairment of $129 million and reduction of goodwill of $429 million.

Conversely, operating income increased by $979 million in 2009 due to the recycling in the statement of operations of a gain recorded to equity at year-end 2008 in connection with the unwind of a U.S. dollar denominated raw material purchases hedged transaction until 2012. See “—Overview—Impact of Exchange Rate Movements”. In addition, during the fourth quarter of 2009 the Company recorded an exceptional gain of $0.4 billion relating to the write-back of a litigation provision previously recorded in the fourth quarter of 2008, following the Paris Court of Appeals decision to reduce the fine imposed on certain French distribution subsidiaries of ArcelorMittal by the French Competition Authority from €302 million ($441 million) to €42 million ($61 million). Operating income in the fourth quarter of 2009 also included a gain of $108 million recorded on the sale of carbon dioxide credits purchased since 2007.

Flat Carbon Americas

Operating loss for the Flat Carbon Americas segment amounted to $1.0 billion for the year ended December 31, 2009, compared to operating income of $1.6 billion for the year ended December 31, 2008. This operating loss reflected lower sales, steel shipments and selling prices resulting from the global economic crisis, and also included charges of $0.7 billion related to write-downs of inventory, provision for workforce reductions and provisions for onerous raw material supply contracts. The operating loss for the segment amounted to $1.2 billion for the first half of the year, and was partially offset by operating income during the second half of the year of $0.2 billion, reflecting the gradual improvement in market conditions.

Flat Carbon Europe

Operating loss for the Flat Carbon Europe segment for the year ended December 31, 2009 was $0.5 billion compared to operating income of $2.8 billion for the year ended December 31, 2008. This operating loss reflected the lower sales, steel shipments and selling prices resulting from the global economic crisis, and also included expenses of $0.9 billion related to write-downs of inventory and provision for workforce reductions. Operating results were also affected by impairment expenses of $0.1 billion primarily related to the impairment of coke oven assets at ArcelorMittal Galati. The operating loss for the segment amounted to $0.6 billion for the first half of the year, and was partially offset by operating income during the second of the year of $0.1 billion reflecting the gradual improvement in market conditions. Operating income in the fourth quarter of 2009 also included a gain of $108 million recorded on the sale of carbon dioxide credits bought in 2007 and 2008.

Long Carbon Americas and Europe

Operating loss for the Long Carbon Americas and Europe segment for the year ended December 31, 2009 was $23 million compared to operating income of $4.1 billion for the year ended December 31, 2008. This operating loss reflected the lower sales, steel shipments and selling prices resulting from the deteriorating global economy, and also included charges of $0.3 billion related to write-downs of inventory and provision for workforce reductions. Operating income was affected by impairment expenses of $0.3 billion for asset impairments in the segment’s tubular business and idled assets (including $0.1 billion at ArcelorMittal Roman and ArcelorMittal Las Truchas). The operating loss for the segment amounted to $0.2 billion for the first half of the year, and was partially offset by operating income during the second of the year of $0.2 billion, reflecting the gradual improvement in market conditions.

AACIS

Operating income for the AACIS segment for the year ended December 31, 2009 was $0.3 billion, compared to operating income of $3.1 billion for the year ended December 31, 2008. This sharply lower operating income reflected the lower sales, steel shipments and selling prices resulting from the global economic crisis, and also included charges of $0.2 billion primarily related to write-downs of inventory. The operating income for the segment amounted to $57 million for the first half of the year, and improved during the second half of the year to $0.3 billion, reflecting the gradual improvement in market conditions.

Distribution Solutions

Operating loss for the Distribution Solutions segment for the year ended December 31, 2009 was $0.3 billion, compared to operating income of $0.2 billion for the year ended December 31, 2008. The operating loss reflected the lower sales, steel shipments and selling prices resulting from the global economic crisis, and also included charges of $0.2 billion primarily related to write-downs of inventory. Operating income was affected by impairment expenses of $0.1 billion at ArcelorMittal Construction France for the year ended December 31, 2009. The operating loss for the segment amounted to $0.5 billion for the first half of the year, and was partially offset by operating income during the second half of the year of $0.2 billion, reflecting the gradual improvement in market conditions and an exceptional gain of $0.4 billion relating to the write-back of a litigation provision recorded in the fourth quarter of 2008.

Mining

Operating income for the Mining segment for the year ended December 31, 2009 was $0.2 billion, compared to operating income of $1.1 billion for the year ended December 31, 2008. This significantly lower operating income reflected the lower sales and prices of iron ore and coal resulting from the global economic crisis.

Income from Investment in Associates and Joint Ventures

ArcelorMittal recorded income of $0.1 billion from investments accounted for using the equity method for the year ended December 31, 2009, as compared with income from equity method investments of $1.7 billion for the twelve months ended December 31, 2008. The decrease was due to lower income from the Company’s investments due to the global economic crisis, as well as the gain recorded in 2008 from the sale of a stake in Dillinger Hutte Saarstahl AG.

Financing Costs

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other financing costs. Net financing costs were 26% higher for the year ended December 31, 2009, at $2.8 billion, as compared with $2.3 billion for the year ended December 31, 2008.

Net interest expense (interest expense less interest income) was flat at $1.5 billion for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Interest expense decreased to $1.7 billion for the year ended December 31, 2009, compared to interest expense of $2.0 billion for the year ended December 31, 2008, due to a decrease in gross debt, partially offset by higher interest rates on its 2009 bond issuances . Interest income for the year ended December 31, 2009 decreased to $0.2 billion compared to interest income of $0.5 billion for the year ended December 31, 2008, due to a decrease in interest rates as well as an overall lower cash balance during the year.

Foreign exchange and other net financing costs (which include bank fees, interest on pensions and impairments of financial instruments) for the year ended December 31, 2009 amounted to costs of $0.4 billion, as compared to costs of $0.6 billion for the year ended December 31, 2008.

Other financing costs for the year ended December 31, 2009 also included a loss of $0.9 billion as a result of mark-to-market adjustments on the conversion options embedded in its convertible bonds issued in the second quarter of 2009.

Losses related to the fair value of derivative instruments for the year ended December 31, 2009 amounted to $27 million, as compared with loss of $180 million for the year ended December 31, 2008.

Income Tax

ArcelorMittal recorded a consolidated income tax benefit of $4.4 billion for the year ended December 31, 2009, compared to a consolidated income tax expense of $1.1 billion for the year ended December 31, 2008. The income tax benefit for the year is primarily due to ArcelorMittal’s 2009 loss as compared with 2008 profit.

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and on the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, that have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (28.8%), and enjoys, mainly in Western Europe, structural (permanent) tax advantages such as notional interest deduction and tax credits. The income reported through the Company’s finance centers located principally in Belgium and Dubai is not taxable.

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2008 and 2009 are as set forth below:

	2008		2009
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	(375)	35.00%	(715)	35.00%
Argentina	90	35.00%	46	35.00%
France	(149)	34.43%	(102)	34.43%
Brazil	770	34.00%	451	34.00%
Belgium	903	33.99%	646	33.99%
Germany	13	30.30%	(105)	30.30%
Spain	(4)	30.00%	(50)	30.00%
Luxembourg	(1,357)	29.00%	(2,342)	29.00%
Mexico	144	28.00%	(52)	28.00%
South Africa	455	28.00%	(17)	28.00%
Canada	209	26.90%	(104)	26.90%
Algeria	11	25.00%	(45)	25.00%
Ukraine	210	25.00%	(59)	25.00%
Russia	(5)	24.00%	(18)	20.00%
Kazakhstan	160	30.00%	10	15.00%
Czech Republic	117	19.00%	2	19.00%
Poland	188	19.00%	(53)	19.00%
Romania	22	16.00%	(85)	16.00%
Dubai	—	0.00%	—	0.00%
Others	—		(283)

Total	1,402		(2,875)

Non-Controlling Interest

Net loss attributable to non-controlling interest was $43 million for the year ended December 31, 2009, as compared net income of $1 billion for the year ended December 31, 2008. The decrease relates to lower income in subsidiaries with non-controlling interest due to the global economic crisis.

Discontinued Operations

Discontinued operations for the year ended December 31, 2009 consist exclusively of the post-tax net results contributed by the stainless steel business.

This amounted to a loss of $0.1 billion for the year ended December 31, 2009, compared to a gain of $0.2 billion for the year ended December 31, 2008. This operating loss reflected lower sales, steel shipments and selling prices resulting from the global economic crisis.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2009 decreased to $0.2 billion from a net income of $9.5 billion for the year ended December 31, 2008, for the reasons discussed above.

B. Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit facilities at the corporate level and various working capital credit lines at its operating subsidiaries.

        Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be outstanding from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, Algeria, Argentina, Brazil, China, Kazakhstan, Morocco, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of December 31, 2010, ArcelorMittal’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $6.3 billion as compared to $6.0 billion as of December 31, 2009. In addition, ArcelorMittal had available borrowing capacity of $11.3 billion under its credit facilities as of December 31, 2010 as compared to $11.2 billion as of December 31, 2009. ArcelorMittal also has a €2 billion (approximately $2.7 billion) commercial paper program (of which €1.7 billion or approximately $2.2 billion was outstanding as of December 31, 2010), and its policy has been to maintain availability under its credit facilities as back-up for its commercial paper program.

As of December 31, 2010, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $26.0 billion, compared to $24.8 billion as of December 31, 2009. Net debt (defined as long-term debt plus short-term debt, less cash and cash equivalents and restricted cash) was $19.7 billion as of December 31, 2010, up from $18.8 billion at December 31, 2009. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2010 was 30% as compared to 29% at December 31, 2009. Total debt increased period-on-period primarily due to the bond issuances made during the year while net debt increased period-on-period primarily due to increases in working capital resulting from higher levels of steel production.

ArcelorMittal’s principal financing facilities, which are the €17 billion (approximately $22.7 billion) term and revolving credit facility initially entered into on November 30, 2006 and subsequently amended and restated (the “€17 Billion Facility”), the $4 billion revolving credit facility entered into on May 6, 2010 (which replaced an existing $4 billion revolving credit facility and the related $3.25 billion forward start facility) (the “$4 Billion Facility”), the two revolving credit facilities of $0.3 billion each entered into effective June 30, 2010 (the “$0.6 Billion Bilateral Facilities”) and the $500 million committed multi-currency letter of credit facility entered into on September 30, 2010 (which replaced a prior $800 million letter of credit facility) (the “Letter of Credit Facility”), contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with financial covenants, as summarized below.

The €17 Billion Facility, the $4 Billion Facility, the $0.6 Billion Bilateral Facilities and the Letter of Credit Facility have the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, currently 3.5 to one. The Company refers to this ratio as the “Leverage Ratio”. As of December 31, 2010, the Leverage Ratio stood at approximately 2.2 to one, down from 3.2 to one as of December 31, 2009.

Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate ArcelorMittal’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2009 and December 31, 2010.

As of December 31, 2010, ArcelorMittal had guaranteed approximately $0.9 billion of debt of its operating subsidiaries and $1.6 billion of total debt of ArcelorMittal Finance. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2010.

Type of Indebtedness As of December 31, 2010	Repayments amount per year (in billions of $)
	2011	2012	2013	2014	2015	>2015	Total
Term loan repayments
– €12bn syndicated credit facility	$3.2	$—	$—	$—	$—	$—	$3.2
– Convertible bonds(1)	—	—	—	2.0	—	—	2.0
– Bonds	—	—	3.5	1.3	1.7	8.1	14.6

Subtotal	3.2	—	3.5	3.3	1.7	8.1	19.8
Long-term revolving credit lines
– €5bn syndicated credit facility	—	—	—	—	—	—	—
– $4bn syndicated credit facility	—	—	—	—	—	—	—
– €0.6bn bilateral facilities	—	—	—	—	—	—	—
Commercial paper(2)	2.2	—	—	—	—	—	2.2
Other loans	1.3	1.3	0.5	0.2	0.3	0.4	4.0

Total Debt	$6.7	$1.3	$4.0	$3.5	$2.0	$8.5	$26.0

(1)

Represents the financial liability component of the approximately $2.5 billion of convertible bonds issued on April 1, 2009 and May 6, 2009, respectively, as well as of the $750 million, 17-month mandatorily convertible bond issued by a wholly-owned Luxembourg subsidiary of the Company to a Luxembourg affiliate of Calyon in December 2009. In December, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares and U.S. dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively, allowing it to hedge its obligations arising out of the potential conversion of its euro-denominated 7.25% convertible bonds due 2014 and its U.S. dollar denominated 5% convertible notes due 2014. As part of the transaction, ArcelorMittal also sold 26.48 million treasury shares for a price of €26.4227 per share in connection with the euro-denominated call option purchase, and 11.5 million treasury shares for a price of $37.8682 per share in connection with the U.S. dollar-denominated call option purchase, both through over-the-counter block trades.

(2)	Commercial paper is expected to continue to be rolled over in the normal course of business.

The following table summarizes the amount of credit available as of December 31, 2010 under ArcelorMittal’s principal credit facilities:

	Available	Available	Available
Credit lines available	Facility Amount	Drawn	Available
€5bn syndicated credit facility(1)	$6.7	—	$6.7
$4bn syndicated credit facility	$4.0	—	$4.0
$0.6bn bilateral facilities	$0.6	—	$0.6

Total committed lines	$11.3	—	$11.3

(1)	Euro denominated loans converted at the euro: $ exchange rate of 1.34 as of December 31, 2010.

The average debt maturity of the Company was 5.1 years as of December 31, 2010, as compared to 4.5 years as of December 31, 2009.

In September 2009, the Company established new targets for maintaining its gearing and leverage going forward, establishing a target range for gearing of between 25% to 40%, and also setting goals for leverage levels (which it measures by dividing net debt by EBITDA based on a yearly average EBITDA from January 1, 2004) of between 0.5x to 1.8x.

Further information regarding ArcelorMittal’s outstanding long-term indebtedness as of December 31, 2010 is set forth in Note 15 to ArcelorMittal’s consolidated financial statements.

Financings

The principal financings of ArcelorMittal and its subsidiaries are summarized below by category.

Principal Credit Facilities

On November 30, 2006, ArcelorMittal entered into the €17 Billion Facility (which comprises a €12 billion term loan facility and a €5 billion revolving credit facility) with a group of lenders to refinance indebtedness that Mittal Steel had incurred to finance its acquisition of Arcelor, along with Arcelor’s principal long-term debt facilities. In 2007, the maturity of the €5 billion revolving credit facility was extended by agreement with the lenders for one additional year, to November 30, 2012. The €12 billion term loan facility is being repaid in installments. The outstanding amount under the €12 billion term loan facility at December 31, 2010 was €2.4 billion ($3.2 billion). The €5 billion revolving credit facility remains fully available as of December 31, 2010.

On May 6, 2010, ArcelorMittal entered into the $4 Billion Facility, a three-year revolving credit facility for general corporate purposes which replaces the Company’s previous $4 billion revolving credit facility dated May 13, 2008 and the related $3.25 billion forward start facility dated February 13, 2009. These facilities were cancelled on May 12, 2010 (following this cancellation, none of the forward-start facilities entered into by the Company during the first half of 2009 remain in effect). The $4 Billion Facility remains fully available as of December 31, 2010.

On June 30, 2010, ArcelorMittal entered into a bilateral three-year revolving credit facility of $300 million. On July 12, 2010, ArcelorMittal entered into an additional bilateral three-year revolving credit facility of $300 million which was retroactively effective as of June 30, 2010. Each of these facilities may be used for general corporate purposes and matures in 2013. As of December 31, 2010, both facilities were fully available.

On September 30, 2010, ArcelorMittal entered into the $500 million committed multi-currency letter of credit facility, which replaced an $800 million committed multi-currency letter of credit facility entered into on December 30, 2005. The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration.

2010 Capital Markets Transactions

In 2010, ArcelorMittal completed the following capital markets transactions, the proceeds of which, totaling approximately $3.8 billion were principally used to refinance existing indebtedness. The transactions consisted of:

•	A €1 billion offering of 4.625% notes due 2017 issued under the Company’s €3 billion Euro Medium Term Notes Program, that closed on November 18, 2010.

•

An offering of two series of US dollar-denominated notes (3.75% Notes due 2015 and 5.25% Notes due 2020) totaling $2 billion, and a $500 million reopening of the Company’s 7% Notes due 2039 that closed on August 5, 2010.

Other Outstanding Loans and Debt Securities

On April 14, 2004, ArcelorMittal USA issued $600 million of senior, unsecured debt securities due in 2014. The debt securities bear interest at a rate of 6.5% per annum and were issued at a discount that is amortized as interest expense over the life of the notes. On July 22, 2005, ArcelorMittal USA repurchased $100 million of the notes leaving an outstanding balance of $500 million. These bonds are fully and unconditionally guaranteed by certain wholly-owned subsidiaries of ArcelorMittal USA and, as of March 9, 2007, by ArcelorMittal.

On July 15, 2004, ArcelorMittal Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated notes bearing interest at 5.50% due July 15, 2014.

On November 7, 2004, ArcelorMittal Finance issued €500 million principal amount of unsecured and unsubordinated fixed-rate bonds bearing interest at 4.625% due November 7, 2014.

The Company has entered into five separate agreements with the European Bank for Reconstruction and Development (“EBRD”) for on-lending to the following subsidiaries: ArcelorMittal Galati on November 18, 2002, ArcelorMittal Kryviy Rih on April 4, 2006, ArcelorMittal Temirtau on June 15, 2007, and ArcelorMittal Skopje and ArcelorMittal Zenica on November 10, 2005. The last repayment installment under these loans is January, 2015. The amount outstanding under these loans in the aggregate as of December 31, 2010 was $178 million, as compared to $238 million as of December 31, 2009. The loan relating to ArcelorMittal Galati was fully repaid on November 23, 2009.

On July 24, 2007, ArcelorMittal Finance and a subsidiary signed a €500 million five-year loan agreement due 2012 that bears interest based on EURIBOR plus a margin, the proceeds of which may be used by other entities within ArcelorMittal.

On May 27, 2008, the Company issued unsecured and unsubordinated fixed rate U.S. dollar-denominated notes in two tranches totaling $3 billion. The $1.5 billion notes due 2013 bear interest at the rate of 5.375%, and the $1.5 billion notes due 2018 bear interest at the rate of 6.125%.

In 2009, ArcelorMittal completed several capital markets transactions, the proceeds of which were principally used to refinance existing indebtedness. The transactions included the issuance of the following instruments that remain outstanding:

•	an offering of €1.25 billion (approximately $1.6 billion) of 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares (OCEANE) due 2014 which closed on April 1, 2009;

•	an offering of U.S. dollar denominated 5% convertible notes due 2014 for $800 million which closed on May 6, 2009;

•	an offering of two series of U.S. dollar denominated notes (9% Notes due 2015 and 9.85% Notes due 2019) totaling $2.25 billion which closed on May 20, 2009;

•	an offering of two series of euro-denominated notes (8.25% Notes due 2013 and 9.375% Notes due 2016) totaling €2.5 billion ($ 3.5 billion) which closed on June 3, 2009;

•	an offering of $1 billion of U.S. dollar denominated 7% notes due 2039 which closed on October 1, 2009; and

•

a private placement of a $750 million, 17-month mandatorily convertible bond by a wholly-owned Luxembourg subsidiary of the Company to a Luxembourg affiliate of Calyon, with the proceeds invested in notes linked to shares of Erdemir of Turkey and Macarthur Coal Limited of Australia, both of which are publicly-listed companies in which ArcelorMittal holds a minority stake. In ArcelorMittal’s consolidated financial statements for the year ended December 31, 2009, the mandatorily convertible bond was recorded as non-controlling interest of $695 million ($684 million net of fees and tax) and $55 million as debt.

Commercial Paper Program

ArcelorMittal has a €2.0 billion commercial paper program in the French market, which had approximately €1.7 billion ($2.2 billion) outstanding as of December 31, 2010 as compared to €1.0 billion ($1.5 billion) as of December 31, 2009.

True Sale of Receivables (“TSR”) Programs

The Company has established sales without recourse of trade accounts receivable programs with financial institutions for a total amount as of December 31, 2010 of €2.855 billion, $750 million and CAD 215 million, referred to as True Sale of Receivables (“TSR”). These amounts represent the maximum amounts of unpaid receivables that may be sold and outstanding at any given time. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the statement of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended December 31, 2008, 2009 and 2010 were $37.4 billion, $21.8 billion and $29.5 billion, respectively (with amounts of receivables sold in euros and Canadian dollars converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the statements of operations for the years 2009 and 2010 were $102 and $110 million, respectively. As a result of the distribution of the stainless business, the euro portion of the program will be reduced by €250 million.

Earnings Distribution

Considering the worsening global economic conditions since September 2008, on February 10, 2009, ArcelorMittal’s Board of Directors recommended reducing the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875) from $1.50 per share previously. The dividend policy was approved by the annual general meeting of shareholders on May 12, 2009, and was also maintained for 2010. Quarterly dividend payments took place on March 15, 2010, June 14, 2010, September 13, 2010 and December 15, 2010.

The Board of Directors will submit to a shareholders vote, at the next annual general meeting, a proposal to maintain the quarterly dividend payment at $ 0.1875 per share. The dividend payments would occur on a quarterly basis for the full year 2011.

ArcelorMittal held 12.4 million shares in treasury as of December 31, 2010, as compared to 51.4 million shares as of December 31, 2009. As of December 31, 2010, the number of treasury shares was equivalent to approximately 0.79% of the total issued number of ArcelorMittal shares.

Sources and Uses of Cash

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash flow Year ended December 31,
	2009	2010
	(in $ millions)
Net cash provided by operating activities	7,278	4,015
Net cash used in investing activities	(2,784)	(3,438)
Net cash used in financing activities	(6,347)	(7)

Net Cash Provided by Operating Activities

For the year ended December 31, 2010, cash flow from operations decreased to $4.0 billion, as compared with $7.3 billion for the year ended December 31, 2009, mainly because of operating working capital deployment. The net cash provided by operating activities was reduced by a $2.5 billion increase (excluding discontinued operations) in working capital (consisting of inventories plus trade accounts receivable less trade accounts payable) as inventories increased by $5.5 billion; accounts receivable increased by $0.4 billion and accounts payable increased by $3.4 billion. The increase in inventories was largely attributable to higher raw material prices and higher levels of steel production compared to a year earlier.

Net Cash Used in Investing Activities

Net cash used in investing activities was $3.4 billion as compared to $2.8 billion in 2009, primarily due to higher capital expenditures.

Capital expenditures totaled $3.3 billion for the year ended December 31, 2010 as compared with $2.7 billion for the year ended December 31, 2009. The Company currently expects that capital expenditures for the year ended 2011 will amount to approximately $5.0 billion, most of which relates to the maintenance and improvement of existing sites (including health and safety investments). Growth capital expenditure is expected to target mining projects (as the Company has announced its intention to increase its own iron ore production by 10% in 2011) as well as other investments mainly in emerging countries.

ArcelorMittal’s major capital expenditures in the year ended December 31, 2010 included the following major projects: Liberia greenfield mining project; a new hot dipped galvanizing line in Vega do Sul in Brazil; primary steel-making optimization to increase slab capacity and optimization of galvanizing and galvalume operations in Dofasco, Canada; replacement of spirals for enrichment in ArcelorMittal Mines Canada and a capacity expansion plan in Monlevade, Brazil. See “Item 4D—Property, Plant and Equipment—Capital Expenditure Projects” for a summary of these and other projects

Net Cash Used in Financing Activities

Net cash used in financing activities was $7 million for the year ended December 31, 2010, as compared to $6.3 billion in 2009. The decrease in cash used in financing activities was primarily due to a decrease in debt repayments, offset by proceeds of long-term debt, primarily due to bond issuances. Net cash used in financing activities also included outflows related to the purchase of call options on shares, offset by proceeds from the sale of treasury shares, both in connection with the Company’s December 2010 hedging transactions related to its convertible bonds, as well as purchases of non-controlling interests, including in ArcelorMittal Ostrava and ZKZ in Poland, during the year.

Dividends paid during the year ended December 31, 2010 were $1.3 billion, including $1.1 billion paid to ArcelorMittal shareholders and $125 million paid to non-controlling shareholders in subsidiaries. Dividends paid in the year ended December 31, 2009 were $1.3 billion.

Equity

Equity attributable to the equity holders of the parent increased to $62.4 billion at December 31, 2010, as compared to $61.1 billion at December 31, 2009, primarily due to the sale of treasury shares for $1.6 billion on December 14, 2010 and December 18, 2010 in connection with the convertible bond hedging transactions. See Note 17 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash flow Year ended December 31,
	2008	2009
	(in $ millions)
Net cash provided by operating activities	14,652	7,278
Net cash used in investing activities	(12,428)	(2,784)
Net cash used in financing activities	(2,132)	(6,347)

Net Cash Provided by Operating Activities

For the year ended December 31, 2009, cash flow from operations decreased by more than half to $7.3 billion, as compared with $14.7 billion for the year ended December 31, 2008. The decrease was due primarily to a $10.4 billion decrease in net income. Working capital (consisting of inventories plus accounts receivable less accounts payable) decreased by $6.5 billion due to reduced levels of activity and focus on cash management; inventories decreased by $5.2 billion, accounts receivable decreased by $1.4 billion and accounts payable decreased by $0.1 billion. ArcelorMittal also received significant cash inflows in 2009 from sales of accounts receivable under its TSR programs, and made various payments in 2009 including in respect of value-added tax, interest on debt and under the Company’s voluntary separation schemes. Cash flow from operations in 2008 had included $2.5 billion in proceeds from the winding-up of certain forward exchange and option contracts that had been used to hedge raw material purchases.

Net Cash Used in Investing Activities

Net cash used in investing activities was $2.8 billion as compared to $12.4 billion in 2008, primarily due to substantial reductions in capital expenditure and acquisitions.

Capital expenditure was approximately $2.7 billion for the year ended December 31, 2009 as compared with $5.4 billion for the year ended December 31, 2008.

Capital expenditure in 2009 included the following principal projects: the company completed a hot dipped galvanizing line in Piombino, Italy, a new pulverized coal injection facility in Dofasco, Canada and a hot strip mill expansion in Tubarao, Brazil.

Net acquisition spending in 2009 was $153 million as the company curtailed its M&A activity in response to the economic activity; it was $9.3 billion in 2008.

Net Cash Used in Financing Activities

Net cash used in financing activities was $6.3 billion for the year ended December 31, 2009, as compared to $2.1 billion in 2008. The increase in cash used in financing activities was primarily due to an increase in debt repayments, partially offset by proceeds from the issuance of $3.2 billion of common shares and a $750 million mandatorily convertible bond (of which $695 million, or $684 million net of fees and tax, was accounted for as non-controlling interest), as well as a reduction of share buybacks and dividends.

Equity

Equity attributable to the equity holders of the parent increased to $61.1 billion at December 31, 2009, as compared to $55.3 billion at December 31, 2008, primarily due to $3.8 billion from the issuance of common shares on May 6, 2009, and $3.1 billion resulting from foreign currency translation.

C. Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed (and included in selling, general and administration expenses) in 2009 and 2010 amounted to $253 million and $322 million, respectively.

D. Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5—Operating and Financial Review and Prospects—Key Factors Affecting Results of Operations”.

Outlook

Operating income plus depreciation and impairment for the first quarter of 2011 is estimated to be in the range of $2.0 billion to $2.5 billion. Capacity utilization for the first quarter of 2011 is expected to rise to approximately 76%, compared to 69% in the fourth quarter of 2010, and working capital requirements and net debt are expected to increase accordingly (the latter sharply).

E. Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. See Note 22 to ArcelorMittal’s consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2010, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.

ArcelorMittal had outstanding, as of December 31, 2010, various long-term obligations that will become due in 2011 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2010, ArcelorMittal’s current estimate of their annual maturities (undiscounted except for environmental and asset retirement obligations).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations—scheduled repayments—Note 15 to ArcelorMittal’s consolidated financial statements	23,100	3,808	5,276	5,514	8,502
Operating Lease Obligations—Note 22 to ArcelorMittal’s consolidated financial statements	2,944	465	819	579	1,081
Environment (1) and asset retirement obligations—Note 20 and Note 24 to ArcelorMittal’s consolidated financial statements	1,072	129	217	123	603
Purchase Obligations—Note 22 to ArcelorMittal’s consolidated financial statements	21,937	7,722	6,919	2,978	4,318
Funding Contribution to the pension and post-employment plans (2)	1,100	1,100	—	—	—
Scheduled interest payments (3)	9,518	1,352	3,368	812	3,986
Other Long-Term Liabilities	653	—	183	383	87
Acquisition/Investment Commitments—Note 22 to ArcelorMittal’s consolidated financial statements	1,660	718	580	167	195
Total	61,984	15,294	17,362	10,556	18,772

(1)	ArcelorMittal may be subject to additional environmental liabilities not included in the table above.
(2)	The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.
(3)	In determining the future interest payments on its variable interest debt ArcelorMittal used the interest rates applicable as of December 31, 2010.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2010. Also included are liabilities related to environmental matters, which are further discussed in Note 24 to ArcelorMittal’s consolidated financial statements. For further details on commitments, please refer to Note 22 to ArcelorMittal’s consolidated financial statements.

G. Safe Harbor

All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.